Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Results for the Third Quarter and Nine-Month Period of 2026

ATHENS, GREECE, November 11, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2026, which are attached to this press release.

Financial performance of the Third Quarter Ended September 30, 2026

•	Revenues of $501.5 million in Q3 2026, compared to $90.6 million in Q3 2025.

•	Profit of $299.6 million in Q3 2026, compared to $24.1 million in Q3 2025.

•	Vessel operating expenses of $14.8 million in Q3 2026, compared to $11.7 million in Q3 2025.

•	Earnings per share of $7.67 in Q3 2026, compared to $0.75 in Q3 2025.

•	Cash (including restricted cash) of $233.1 million as of September 30, 2026, compared to $122.5 million as of December 31, 2025.

Financial performance of the Nine Months Ended September 30, 2026

•	Revenues of $990.5 million in 9M 2026, compared to $264.7 million in 9M 2025.

•	Profit of $618.2 million in 9M 2026, compared to $63.5 million in 9M 2025.

•	Vessel operating expenses of $40.4 million in 9M 2026, compared to $33.8 million in 9M 2025.

•	Earnings per share of $15.95 in 9M 2026, compared to $1.97 in 9M 2025.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $338.3 million in Q3 2026.

•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $323.1 million and $320.4 million, respectively, in Q3 2026.

•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $299.5 million or $7.67 per basic and diluted share in Q3 2026.

•	During Q3 2026, we entered into a series of short-term charter agreements for five of our VLCC vessels, for a period of 100-150 days each, with an average rate of $449,200 per day.
•	In Q3 2026, fleetwide daily TCE rate* of $206,800 per available spot day and $209,100 per operating day; VLCC TCE rate of $269,300 per available spot day and $260,100 per operating day; and Suezmax TCE rate of $166,600 per available spot and operating day.

•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,401 per calendar day, in Q3 2026.

•	In Q4 2026 to date: on the VLCC fleet 48% of the available spot days have been booked at an average TCE rate of $688,800 per day and 87% of operating days have been booked at an average TCE rate of $430,300; on the Suezmax fleet 60% of available spot and operating days have been booked at an average TCE rate of $410,900.

Declaration of Q3 2026 dividend

The Company’s board of directors declared a dividend of $7.00 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on December 1, 2026, to shareholders of record as of November 23, 2026. The common shares will be traded ex-dividend on the NYSE as from and including November 23, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including November 20, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 4, 2026.

*The Company uses certain financial information calculated on a basis other than in accordance with International Financial Reporting Standards (“IFRS”) and generally accepted accounting principles, including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on November 12, 2026 to discuss the Q3 2026 and 9M 2026 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/254903002

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Information on or accessed through our website is not incorporated herein.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of ten modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS

ECO TANKERS

THIRD QUARTER AND NINE MONTH PERIOD 2026

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Third Quarter and Nine-Month Period of 2026

ATHENS, GREECE, November 11, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2026.

Financial performance of the Third Quarter Ended September 30, 2026

•	Revenues of $501.5 million in Q3 2026, compared to $90.6 million in Q3 2025.

•	Profit of $299.6 million in Q3 2026, compared to $24.1 million in Q3 2025.

•	Vessel operating expenses of $14.8 million in Q3 2026, compared to $11.7 million in Q3 2025.

•	Earnings per share of $7.67 in Q3 2026, compared to $0.75 in Q3 2025.

•	Cash (including restricted cash) of $233.1 million as of September 30, 2026, compared to $122.5 million as of December 31, 2025.

Financial performance of the Nine Months Ended September 30, 2026

•	Revenues of $990.5 million in 9M 2026, compared to $264.7 million in 9M 2025.

•	Profit of $618.2 million in 9M 2026, compared to $63.5 million in 9M 2025.

•	Vessel operating expenses of $40.4 million in 9M 2026, compared to $33.8 million in 9M 2025.

•	Earnings per share of $15.95 in 9M 2026, compared to $1.97 in 9M 2025.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $338.3 million in Q3 2026.

•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $323.1 million and $320.4 million, respectively, in Q3 2026.

•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $299.5 million or $7.67 per basic and diluted share in Q3 2026.

•	During Q3 2026, we entered into a series of short-term charter agreements for five of our VLCC vessels, for a period of 100-150 days each, with an average rate of $449,200 per day.
•	In Q3 2026, fleetwide daily TCE rate* of $206,800 per available spot day and $209,100 per operating day; VLCC TCE rate of $269,300 per available spot day and $260,100 per operating day; and Suezmax TCE rate of $166,600 per available spot and operating day.

•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,401 per calendar day, in Q3 2026.

•	In Q4 2026 to date: on the VLCC fleet 48% of the available spot days have been booked at an average TCE rate of 688,800 per day and 87% of operating days have been booked at an average TCE rate of $430,300; on the Suezmax fleet 60% of available spot and operating days have been booked at an average TCE rate of $410,900.

Declaration of Q3 2026 dividend

The Company’s board of directors declared a dividend of $7.00 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on December 1, 2026, to shareholders of record as of November 23, 2026. The common shares will be traded ex-dividend on the NYSE as from and including November 23, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including November 20, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 4, 2026.

Financial results overview – third quarter and nine months of 2026

		Q3 2026	Q3 2025	9M 2026	9M 2025	% Change
Commercial	VLCC Daily TCE*	$260,100	$45,500	$184,600	$44,400	316%
Performance	Suezmax Daily TCE*	$166,620	$48,200	$143,800	$46,300	211%
USD per day	Fleetwide Daily TCE*	$209,100	$46,600	$163,500	$45,200	262%
	Fleetwide Daily Opex*	$9,401	$9,114	$9,004	$8,840	2%

		Q3 2026	Q3 2025	9M 2026	9M 2025	% Change
Income	TCE Revenue*	$338.3	$59.9	$738.7	$172.5	328%
Statement	Adjusted EBITDA*	$320.4	$45.2	$682.3	$124.9	446%
USDm excl. EPS	Adjusted Profit*	$299.4	$24.7	$619.2	$62.8	886%
	Adjusted Earnings Per Share*	$7.67	$0.77	$15.98	$1.95	719%

				September 30, 2026	December 31, 2025	% Change
Balance Sheet	Total Debt			$754.2	$605.1	25%
USDm	Total Cash (incl. Restricted Cash) **			$233.1	$122.5	90%
	Total Assets			$1,880.3	$1,200.6	57%
	Total Equity			$972.1	$573.1	70%
	Book Leverage***			35%	46%	(24)%

*The Company uses certain financial information calculated on a basis other than in accordance with International Financial Reporting Standards (“IFRS”), and generally accepted accounting principles, including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Out of the total cash balance, $67.0 million is classified as restricted cash, representing short-term (less than three months) cash collateral held in restricted accounts in connection with the loan facilities relating to the Nissos Piperi, the Nissos Rhenia and the Nissos Nikouria. During the period such cash collateral is maintained, each of those three facilities bears a reduced all-in interest rates of 0.50%.

***Book Leverage is calculated as net debt over net debt plus equity.

Q3 2026 and other recent highlights

•	On July 8, 2026, the Company took delivery of the Nissos Vous from the shipyard.

•	In line with the sustainability linked margin adjustment provisions of the loan facility relating to the Nissos Kythnos that we entered into in May 2024, the applicable margin of the loan was reduced from 1.40% to 1.35% effective July 22, 2026. Furthermore, we have agreed with the facility’s financier to price the margin of the loan at 1.15% (including the sustainability linked margin adjustment), effective December 16, 2026, until the remaining duration of the facility.

•	The Company paid an aggregate dividend of approximately $205 million, or $5.25 per share, in August 2026.

Fleet

As of September 30, 2026, the Company’s fleet was comprised of the following 18 vessels with an average age of 5.6 years and aggregate capacity of approximately 4.1 million deadweight tons:

•	ten Suezmax vessels with an average age of 5.0 years; and
•	eight VLCC vessels with an average age of 6.4 years

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2026	2025	2026	2025
Revenue	$501,504,401	$90,602,272	$990,521,994	$264,697,058

Operating income/ (expenses)
Other income	6,266,561	-	6,266,561	-
Commissions	(2,412,537)	(994,764)	(6,673,030)	(3,003,136)
Voyage expenses	(167,054,783)	(29,661,111)	(251,451,317)	(89,178,250)
Vessel operating expenses	(14,795,297)	(11,739,327)	(40,362,549)	(33,785,198)
Management fees- related party	(1,616,020)	(1,159,200)	(4,466,840)	(3,439,800)
Depreciation and amortization	(14,296,701)	(10,436,705)	(39,045,088)	(31,002,227)
General and administrative expenses	(1,455,828)	(1,882,078)	(11,538,669)	(10,345,145)
Total operating expenses	$(195,364,605)	$(55,873,185)	$(347,270,932)	$(170,753,756)
Operating profit	$306,139,796	$34,729,087	$643,251,062	$93,943,302

Other income / (expenses)
Interest income	1,507,886	563,460	3,938,968	1,379,063
Interest expense and other finance costs	(10,679,780)	(11,008,312)	(30,945,827)	(34,046,375)
Unrealized gain/ (loss), net on derivatives	134,590	(372,070)	412,987	2,093,870
Realized gain, net on derivatives	2,405,250	207,772	3,070,540	604,940
Loss on debt extinguishment	-	(257,817)	(1,363,059)	(1,383,768)
Foreign exchange gain/ (loss)	76,690	188,453	(151,288)	902,383
Total other expenses, net	$(6,555,364)	$(10,678,514)	$(25,037,679)	$(30,449,887)

Profit for the period	$299,584,432	$24,050,573	$618,213,383	$63,493,415

Other comprehensive income	-	-		-
Total comprehensive income for the period	$299,584,432	$24,050,573	$618,213,383	$63,493,415

Profit attributable to the owners of the Group	$299,584,432	$24,050,573	$618,213,383	$63,493,415
Total comprehensive income attributable to the owners of the Group	$299,584,432	$24,050,573	$618,213,383	$63,493,415

Earnings per share - basic & diluted	$7.67	$0.75	$15.95	$1.97
Weighted average no. of shares - basic & diluted	39,044,655	32,194,108	38,753,650	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	September 30, 2026	December 31, 2025
ASSETS
Non-current assets
Vessels, net	$1,280,684,857	$922,117,179
Advances for acquisition of vessels	-	38,894,251
Other non-current assets	41,926	58,332
Derivative financial instruments	-	120,638
Restricted cash	6,910,000	4,510,000
Total non-current assets	$1,287,636,783	$965,700,400
Current assets
Inventories	$20,999,324	$17,273,715
Trade and other receivables	312,040,443	85,091,040
Claims receivable	7,549,075	320,097
Prepaid expenses and other current assets	21,431,966	6,466,709
Derivative financial instruments	2,003,951	1,470,326
Current accounts due from related parties	2,476,426	6,286,469
Current portion of restricted cash	67,974,010	1,399,243
Cash & cash equivalents	158,173,356	116,636,741
Total current assets	$592,648,551	$234,944,340
TOTAL ASSETS	$1,880,285,334	$1,200,644,740
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$39,740	$36,129
Additional paid-in capital	249,287,654	124,891,132
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(34,903)	(34,903)
Retained earnings	727,403,228	452,782,809
Total shareholders’ equity	$972,111,790	$573,091,238
Non-current liabilities
Long-term borrowings, net of current portion	$700,425,416	$470,583,980
Retirement benefit obligations	70,893	61,629
Total non-current liabilities	$700,496,309	$470,645,609
Current liabilities
Trade payables	$123,374,701	$13,748,183
Accrued expenses and other current libilities	9,804,115	8,643,793
Deferred revenue	20,674,385	—
Current portion of long-term borrowings	53,824,034	134,515,917
Total current liabilities	$207,677,235	$156,907,893
TOTAL LIABILITIES	$908,173,544	$627,553,502
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,880,285,334	$1,200,644,740

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	63,493,415	63,493,415
Dividends declared ($1.37 per share)	—	—	—	—	—	(44,105,928)	(44,105,928)
Balance - September 30, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$419,899,838	$429,814,403

Balance - January 1, 2026	35,433,544	$36,129	$124,891,132	$(4,583,929)	$(34,903)	$452,782,809	$573,091,238
Profit for the period	—	—	—	—	—	618,213,383	618,213,383
Common share issuance, net of offering expenses	3,611,111	3,611	124,396,522	—	—	—	124,400,133
Dividends declared ($8.80 per share)	—	—	—	—	—	(343,592,964)	(343,592,964)
Balance - September 30, 2026	39,044,655	$39,740	$249,287,654	$(4,583,929)	$(34,903)	$727,403,228	$972,111,790

Unaudited condensed consolidated statements of cash flows

	For the three months ended September 30,		For the nine months ended September 30,
USD	2026	2025	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$299,584,432	$24,050,573	$618,213,383	$63,493,415

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	14,296,701	10,436,705	39,045,088	31,002,227
Interest expense	9,811,392	10,474,518	28,994,293	32,322,256
Amortization of loan financing fees and loan modification gain	302,015	306,213	922,229	944,060
Unrealized gain, net on derivatives	(134,590)	372,070	(412,987)	(2,093,870)
Interest income	(1,507,886)	(563,460)	(3,938,968)	(1,379,063)
Unrealized foreign exchange (gain)/ loss	54,211	(408,964)	91,470	(1,491,057)
Loss on debt extinguishment	-	257,817	1,363,059	1,383,768
Total reconciliation adjustments	$22,821,843	$20,874,899	$66,064,184	$60,688,321

Changes in working capital:
Trade and other receivables	(177,980,984)	(6,866,273)	(227,052,613)	(11,436,491)
Prepaid expenses and other current assets and non-current assets	(8,364,884)	3,413,538	(14,948,852)	(891,648)
Inventories	8,663,395	1,168,101	(3,725,609)	3,532,537
Trade payables	92,446,519	(1,415,155)	110,939,508	(2,770,488)
Accrued expenses and other current liabilities and non-current liabilities	(3,374,407)	(1,394,569)	1,101,410	(598,690)
Deferred revenue	17,849,045	-	20,674,385	(77,521)
Claims receivable	(6,936,673)	-	(7,228,977)	-
Due to related parties	-	278,359	-	(345,103)
Due from related parties	5,999,020	-	3,810,043	(530,030)
Total changes in working capital	$(71,698,969)	$(4,815,999)	$(116,430,705)	$(13,117,434)
Interest paid	(10,683,854)	(10,561,591)	(28,926,117)	(32,229,096)
Net cash provided by operating activities	$240,023,452	$29,547,882	$538,920,745	$78,835,206

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	-	39,061	-	-
Increase in restricted cash	(49,668,579)	-	(68,974,767)	(598,384)
Payments for special survey and drydocking costs	(374,599)	(301,747)	(1,986,546)	(2,276,330)
Payments for vessels and advances for acquisition of vessels	(82,241,733)	-	(358,060,946)	-
Interest received	1,424,169	544,254	3,881,296	1,263,607
Net cash (used in)/ provided by investing activities	$(130,860,742)	$281,568	$(425,140,963)	$(1,611,107)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	45,000,000	64,000,000	280,000,000	195,000,000
Repayments of long-term borrowings	(13,203,427)	(78,392,715)	(131,177,245)	(225,012,136)
Net proceeds from common share issuance	-	-	124,400,133	-
Dividends paid	(204,984,439)	(22,535,876)	(343,592,964)	(44,105,928)
Payments of loan financing fees	(337,500)	(416,000)	(1,942,500)	(1,300,000)
Net cash used in by financing activities	$(173,525,366)	$(37,344,591)	$(72,312,576)	$(75,418,064)
Effects of exchange rate changes of cash held in foreign currency	(55,460)	405,930	69,409	1,494,508
Net change in cash and cash equivalents	(64,362,656)	(7,515,141)	41,467,206	1,806,035
Cash and cash equivalents at beginning of period	222,591,472	59,753,419	116,636,741	49,343,664
Cash and cash equivalents at end of period	$158,173,356	$52,644,208	$158,173,356	$52,644,207

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Company together with its wholly owned subsidiaries, (the “Group”) evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE rate

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a metric of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue (TCE) are not metrics/ measures of revenue under generally accepted accounting principles (i.e., they are non-GAAP metrics/ measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing the total of revenues (timecharter,bareboat charters and/or voyage charter revenues) and other income relating to loss of hire insurance claims, less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS metric/ measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are metrics/ measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2026	2025	2026	2025
Revenue	$501,504,401	$90,602,272	$990,521,994	$264,697,058
Other income	6,266,561	-	6,266,561	-
Voyage expenses	(167,054,783)	(29,661,111)	(251,451,317)	(89,178,250)
Commissions	(2,412,537)	(994,764)	(6,673,030)	(3,003,136)
Time charter equivalent revenue	$338,303,642	$59,946,397	$738,664,208	$172,515,672
Calendar days	1,649	1,288	4,558	3,822
Off-hire days	(31)	(3)	(40)	(9)
Operating days	1,618	1,285	4,518	3,813
Daily TCE rate	$209,091	$46,640	$163,495	$45,241

Daily Opex

Daily Opex per vessel is an alternative performance metric that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a metric under generally accepted accounting principles (i.e., it is a non-GAAP metric) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may differ from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Daily Opex is calculated as vessel operating expenses divided by calendar days, for the relevant periods (excluding days related to any bareboat charters). The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months		For the Nine months
	ended September 30,		ended September 30,
USD	2026	2025	2026	2025
Vessel operating expenses	$14,795,297	$11,739,327	$40,362,549	$33,785,198
Calendar days	1,574	1,288	4,483	3,822
Daily Opex	$9,401	$9,114	$9,004	$8,840

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications and loss on debt extinguishment. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss), loss on debt extinguishment and gain/(loss) on disposal of vessels, if any. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of profit under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted profit and Adjusted earnings per share provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2026	2025	2026	2025
Profit for the period	$299,584,432	$24,050,573	$618,213,383	$63,493,415
Depreciation and amortization	14,296,701	10,436,705	39,045,088	31,002,227
Interest expense and other finance costs	10,679,780	11,008,312	30,945,827	34,046,375
Interest income	(1,507,886)	(563,460)	(3,938,968)	(1,379,063)
EBITDA	$323,053,027	$44,932,130	$684,265,330	$127,162,954
Unrealized gain, net on derivatives	(134,590)	372,070	(412,987)	(2,093,870)
Realized gain, net on derivatives	(2,405,250)	(207,772)	(3,070,540)	(604,940)
Loss on debt extinguishment	-	257,817	1,363,059	1,383,768
Foreign exchange (gain)/ loss	(76,690)	(188,453)	151,288	(902,383)
Adjusted EBITDA	$320,436,497	$45,165,792	$682,296,150	$124,945,529

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2026	2025	2026	2025
Profit for the period	$299,584,432	$24,050,573	$618,213,383	$63,493,415
Loss on debt extinguishment	-	257,817	1,363,059	1,383,768
Unrealized (gain)/ loss, net on derivatives	(134,590)	372,070	(412,987)	(2,093,870)
Adjusted Profit	$299,449,842	$24,680,460	$619,163,455	$62,783,313
Weighted average number of common shares outstanding in the period	39,044,655	32,194,108	38,753,650	32,194,108
Adjusted earnings per share, basic and diluted	$7.67	$0.77	$15.98	$1.95

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on November 12, 2026 to discuss the Q3 2026 and 9M 2026 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/254903002

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Information on or accessed through our website is not incorporated herein.